

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

Hunter Horsley
President
Bitwise 10 Crypto Index Fund
400 Montgomery Street, Suite 600
San Francisco, CA 94111

>   **Re: Bitwise 10 Crypto Index Fund**
>   **Amendment No. 5 to**
>   **Registration Statement on Form 10**
>   **Filed February 23, 2022**
>   **File No. 000-56270**

Dear Mr. Horsley:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10

Business
Activities of the Trust, page 5

1.   Refer to your response to comment 2. Please describe the circumstances in which the Trust may determine that staking activities are in the best interests of shareholders, and describe your current policies regarding staking activities. In this regard, we note your disclosure on page 16 that you consider whether or not the activity is supported by the Trust's custodian.

Index, page 9

2.   Refer to your response to comment 3. Please revise your disclosure in the Index section on page 9 to clarify that you may have Exchange Act current or periodic reporting

obligations due to other changes to the Index Methodology, such as to how the Index and Trust are calculated. In addition, we note your revised disclosure on page 9 that "[i]f not required by applicable law, the Trust may or may not file a Form 8-K with the SEC to disclose changes to the Index Methodology that do not result in a material change." Please disclose the factors the Trust will consider in deciding whether or not to file a Form 8-K to disclose changes to the Index Methodology that do not result in a material change.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance